                       CENTRAL OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                FOR THE QUARTER ENDED DECEMBER 31, 1996



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

   Construction Expenditure Budget                                8

                       CENTRAL OHIO COAL COMPANY
                          STATEMENT OF INCOME
                FOR THE QUARTER ENDED DECEMBER 31, 1996
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $ 9,027

COST OF OPERATION                                            9,606

OPERATING LOSS                                                (579)

NONOPERATING INCOME                                            432

LOSS BEFORE INTEREST CHARGES                                  (147)

INTEREST CHARGES - to Parent Company                             2

LOSS BEFORE FEDERAL INCOME TAXES                              (149)

FEDERAL INCOME TAX CREDIT                                     (149)

NET INCOME                                                 $  -



                    STATEMENT OF RETAINED EARNINGS
                FOR THE QUARTER ENDED DECEMBER 31, 1996
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $200

NET INCOME                                                      -

CASH DIVIDENDS DECLARED                                         -

BALANCE AT END OF PERIOD                                      $200


The common stock of the Company is wholly owned by Ohio Power Company.

                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         December 31,
                                                             1996
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $70,705
  Accumulated Depreciation and Amortization                  51,830

         NET MINING PLANT                                    18,875

CURRENT ASSETS:
  Cash and Cash Equivalents                                   8,498
  Accounts Receivable:
    General                                                   1,895
    Affiliated Companies                                      2,062
  Coal                                                          193
  Materials and Supplies                                      8,398
  Other                                                       1,020

         TOTAL CURRENT ASSETS                                22,066

DEFERRED INCOME TAXES                                        20,448

REGULATORY ASSETS                                             1,487

DEFERRED CHARGES                                                201

           TOTAL                                            $63,077

                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                        December 31,
                                                            1996
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                            $     7
  Retained Earnings                                            200

         TOTAL SHAREHOLDER'S EQUITY                            207

LONG-TERM DEBT - Finance Obligations                           286

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                           6,537
  Operating Reserves                                        39,457

         TOTAL OTHER NONCURRENT LIABILITIES                 45,994

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                           104
  Accounts Payable                                           2,247
  Taxes Accrued                                                596
  Accrued Reclamation Costs                                  1,226
  Accrued Vacation Pay                                         714
  Workers' Compensation Claims                               1,500
  Obligations Under Capital Leases                           3,389
  Other                                                      2,238

         TOTAL CURRENT LIABILITIES                          12,014

REGULATORY LIABILITIES AND DEFERRED CREDITS                  4,576

           TOTAL                                           $63,077

                       CENTRAL OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                FOR THE QUARTER ENDED DECEMBER 31, 1996

   There were no significant changes with regard to the Company's operations and mining plant during the quarter.

   In September 1996, the Company was granted permission to reduce the par value of its authorized common shares from $100 per share to $0.10 per share, thereby reducing its stated capital from $6.9 million to $6,900. Also the Company was granted permission to return to its parent $19,962,000 out of capital surplus through December 31, 1998. The HCAR Release No. 26573 authorizes this return of capital. On October 1, 1996 the Company paid $19,662,000 to its parent out of capital surplus. On October 11, 1996 the Company returned to its parent the advance of $1,500,000.

                       CENTRAL OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                FOR THE QUARTER ENDED DECEMBER 31, 1996
                    (in thousands, except as noted)
                                                                                                     October through
                                                                                                         December
                                                                                                           1996
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $      7

       B. Rate of Return Allowable per HCAR No. 22770:
            12.81% per annum, 3.2025% per quarter                                                         .032025

       C. Earnings Allowable: (re investment in item A)
            1. Current Quarter                                                                           $   -
            2. Year-to-Date                                                                              $    706

       D. Equity Investment - January 1983 (Preparation Plant)                                           $   -

       E. Rate of Return Allowable per HCAR No. 22770:
            11.90% per annum, 2.975% per quarter                                                           .02975

       F. Earnings Allowable: (re investment in item D)
            1. Current Quarter                                                                           $   -
            2. Year-to-Date                                                                              $    574

       G. Equity Investment - January 1983 (Other Assets)                                                $   -

       H. Rate of Return Allowable per HCAR No. 22770:
            11.26% per annum, 2.815% per quarter                                                           .02815

       I. Earnings Allowable: (re investment in item G)
            1. Current Quarter                                                                           $   -
            2. Year-to-Date                                                                              $    523

       J. Total Earnings Allowable:
            1. Current Quarter (C.1. + F.1. + I.1.)                                                      $   -
            2. Year-to-Date (C.2. + F.2. + I.2.)                                                         $  1,803

       K. Net Income per Statement of Income                                                             $   -
            Add: Interest Charges                                                                               2
            Less: Nonoperating Income                                                                         432

       L. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (430)
            2. Year-to-Date                                                                              $   (843)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $  9,457

       B. Add: Cost-of-Capital Billing Adder as Applied per L. 1. of Section I                               (430)

       C. Cost Applicable to Current Quarter Coal Billings                                                  9,027
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    4,653
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $  4,374

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                125,510

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $34.85

(a)    As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statements of Income.
/TABLE

                       CENTRAL OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                FOR THE QUARTER ENDED DECEMBER 31, 1996


                                                       (in thousands)

Direct Labor-UMW*                                          $   358
Indirect Labor-UMW*                                          1,647
Benefits-UMW*                                                1,296
Salaries and Benefits-Nonunion                               1,174
Operating Supplies                                           2,010
Repair Parts and Materials                                   1,367
Electricity and Other Utilities                                661
Outside Services-Maintenance, Haulage and Reclamation          693
Taxes Other Than Federal Income Taxes**                        461
Rental of Equipment                                          1,974
Depreciation, Depletion and Amortization                       982
Mining Cost Normalization***                                (8,470)
Reclamation                                                  3,689
Other Production Costs                                       1,821

Subtotal                                                     9,663

Transfers of Production Costs (to)/from Coal Inventory         (57)

          Total                                            $ 9,606

  * United Mine Workers of America.
 ** Excludes  FICA, Federal  Unemployment  and  State  Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

                       CENTRAL OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                           December 31, 1996
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   324    $  -       $   324

Mining Structures and Equipment       62,969     49,679     13,290

Coal Interests (net of depletion)      5,120       -         5,120

Leasehold Improvements                 2,292      2,151        141

    Total Mining Plant
      in Service                     $70,705    $51,830    $18,875

                       CENTRAL OHIO COAL COMPANY
                CONSTRUCTION EXPENDITURE BUDGET - 1997*


Description                                             Budgeted Amount
                                                     (in thousands)

Mine Plant Blanket                                          $40












































  This budget does not include any possible lease transactions.